金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED

2008 FEB -8 A 11:35

GOLD PEAK

6 February 2008

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000616

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – Joint Announcement – Results of the recommended proposed voluntary conditional partial cash offer as at the first closing date	10 January 2008
Announcement – Joint Announcement – Closing of the voluntary conditional partial cash offer by Platinum Securities Company Limited on behalf of Well Glory International Limited to acquire from qualifying shareholders 88,065,432 offer shares in the ordinary share capital of Gold Peak Industries (Holdings) Limited	24 January 2008
Overseas Regulatory Announcement – Notice of a substantial shareholder's interest of GP Industries Limited	29 January 2008
Overseas Regulatory Announcement – Notice of a substantial shareholder's interest of GP Industries Limited	29 January 2008
Announcement – Announcement of 2007/08 Nine-Month Results of GP Industries Limited (For the nine months ended 31 December 2007)	1 February 2008

Thank you for your attention.

PROCESSED
FEB 13 2008
THOMSON FINANCIAL

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

dlw 2/11

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

GOLD PEAK

金山工業(集團)有限公司

Well Glory International Limited
(Incorporated in the British Virgin Islands)

Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

JOINT ANNOUNCEMENT

RESULTS OF THE RECOMMENDED PROPOSED VOLUNTARY CONDITIONAL PARTIAL CASH OFFER AS AT THE FIRST CLOSING DATE

Financial Adviser to Well Glory International Limited

PLATINUM Securities

Independent Financial Adviser to the Independent Board Committee

亞洲資產管理
ASIA INVESTMENT MANAGEMENT

As at 4:00 p.m. on Thursday, 10 January 2008, the Company has received 265,691,049 Offer Shares approving the Partial Offer and acceptances in respect of 220,802,148 Offer Shares. The Partial Offer has become unconditional in all respects on the First Closing Date.

Pursuant to Rules 15.3 and 28.4 of the Takeovers Code, the Partial Offer will remain open for acceptance until 4:00 p.m. on Thursday, 24 January 2008.

Reference is made to the joint announcements dated 12 November 2007, 3 December 2007 and 3 January 2008 and composite offer document dated 3 December 2007 (the "Document") issued by Gold Peak Industries (Holdings) Limited (the "Company") and Well Glory International Limited (the "Offeror"). Terms defined in the Document shall have the same meanings when used herein unless the context requires otherwise.

ACCEPTANCE LEVEL

Set out below is a summary of responses received from the Qualifying Shareholders in relation to the Partial Offer as at 4:00 p.m. on Thursday, 10 January 2008:

	Valid responses received as at 10 January 2008	**Minimum Offer Shares required for declaring the Partial Offer to become unconditional in accordance with Rule 28.5**
No. of Offer Shares approving the Partial Offer	265,691,049	186,846,834 [Note 1]
No. of Offer Shares in respect of valid acceptances received	220,802,148	88,065,432

Note 1: Representing 50% of Shares held by the Qualifying Shareholders

As the aggregate valid votes approving the Partial Offer and valid acceptances received are more than 186,846,834 and 88,065,432 Offer Shares respectively, the Partial Offer has become unconditional in all respects on the First Closing Date.

CONDITION AND TIMETABLE OF THE PARTIAL OFFER

Pursuant to Rule 28.5 of the Takeovers Code, completion of the Partial Offer will be conditional upon two conditions, namely (1) approval by the Qualifying Shareholders as at the First Closing Date or, if the Partial Offer has not become unconditional in all respects on the First Closing Date, then the Final Closing Date, holding over 50% of the Offer Shares being received; and (2) valid acceptances being received in respect of a minimum of 88,065,432 Offer Shares at or before 4:00 p.m. on the First Closing Date, unless the First Closing Date is extended in accordance with the Takeovers Code.

The Partial Offer has become unconditional in all respects on the First Closing Date. In accordance with Rule 15.3 of the Takeovers Code, the Partial Offer will remain open for acceptance for a period of not less than 14 days thereafter. Also, pursuant to Rule 28.4 of the Takeovers Code, the Offeror cannot further extend the final closing date to a day beyond the 14th day after the First Closing Date. As such, the Partial Offer will remain open for acceptance until 4:00 p.m. on Thursday, 24 January 2008.

All other terms of the Partial Offer set out in the Document remain unchanged. The Qualifying Shareholders are advised to refer to the Document for details of the acceptance procedures should they wish to accept the Partial Offer. A further announcement on the results of the Partial Offer will be made by the Offeror and the Company on 24 January 2008 in accordance with Rule 19.1 of the Takeovers Code.

Qualifying Shareholders are reminded to take appropriate actions as soon as possible, but in any event not later than Thursday, 24 January 2008.

By order of the board
Well Glory International Limited
Victor LO Chung Wing
Director

By order of the Board
Gold Peak Industries (Holdings) Limited
WONG Man Kit
Company Secretary

Hong Kong, 10 January 2008

As at the date of this announcement, the directors of Well Glory International Limited are Victor LO Chung Wing and Andrew NG Sung On.

As at the date of this announcement, the Board comprises:

Executive Directors:	Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai
Non-Executive Directors:	Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau
Independent Non-Executive Directors:	LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group) not contained in this announcement, the omission of which would make any statement in this announcement (other than those relating to the Group) misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Offeror and its associates) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Offeror and its associates) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Offeror and its associates) not contained in this announcement, the omission of which would make any statement in this announcement (other than those relating to the Offeror and its associates) misleading.

"Please also refer to the published version of this announcement in South China Morning Post."

GOLD PEAK

金山工業(集團)有限公司

Well Glory International Limited
(Incorporated in the British Virgin Islands)

Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

JOINT ANNOUNCEMENT

CLOSING OF THE VOLUNTARY CONDITIONAL PARTIAL CASH OFFER BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF WELL GLORY INTERNATIONAL LIMITED TO ACQUIRE FROM QUALIFYING SHAREHOLDERS 88,065,432 OFFER SHARES IN THE ORDINARY SHARE CAPITAL OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Financial Adviser to Well Glory International Limited

PLATINUM
Securities

Independent Financial Adviser to the Independent Board Committee

亞洲資產管理
ASIA INVESTMENT MANAGEMENT

The Partial Offer closed at 4:00 p.m. on Thursday, 24 January 2008, being the latest time and date for acceptance and approval of the Partial Offer as set out in the Document.

As at 4:00 p.m. on Thursday, 24 January 2008, the Offeror has received a total of 265,691,049 Offer Shares approving the Partial Offer and valid acceptances in respect of 240,530,579 Offer Shares.

Reference is made to the composite offer document dated 3 December 2007 (the "Document") issued by Gold Peak Industries (Holdings) Limited (the "Company") and Well Glory International Limited (the "Offeror"). Terms defined in the Document shall have the same meanings when used herein unless the context requires otherwise.

The Partial Offer closed at 4:00 p.m. on Thursday, 24 January 2008, being the latest time and date for acceptance and approval of the Partial Offer as set out in the Document.

As at 4:00 p.m. on Thursday, 24 January 2008, the Offeror has received a total of 265,691,049 Offer Shares approving the Partial Offer and valid acceptances in respect of 240,530,579 Offer Shares.

As valid acceptances are received for more than 88,065,432 Offer Shares, not all of such Offer Shares will be taken up. The total number of Offer Shares taken up by the Offeror from each Qualifying Shareholder shall be determined by the total number of Offer Shares tendered for acceptance in accordance with the following formula:

$$\frac{A}{B} \times C$$

A: 88,065,432 Offer Shares (being the total number of Offer Shares for which the Partial Offer was made)

B: 240,530,579 Offer Shares (being the total number of Offer Shares tendered under the Partial Offer)

C: the number of Offer Shares tendered under the Partial Offer by the Qualifying Shareholder

Fractions of Offer Shares will not be taken up under the Partial Offer and, accordingly, the number of Offer Shares that the Offeror will take up from each Qualifying Shareholder in accordance with the above formula will be rounded up or down to the nearest whole number at the discretion of the Offeror.

The despatch of cheques to Qualifying Shareholders in respect of valid acceptances taken up and (if applicable) return of Share certificate(s) and other document(s) for Offer Shares not taken up will be made on Friday, 1 February 2008.

Immediately before the start of the Offer Period, the Offeror and parties acting in concert with it owned an aggregate of 175,591,400 Shares, representing approximately 31.97% of the total issued share capital and of the voting rights which may be exercised at general meetings of the Company.

Taking into account the valid acceptances in respect of a total of 88,065,432 Shares to be acquired under the Partial Offer (subject to completion of the transfer to the Offeror), the Offeror and parties acting in concert with it are interested in 263,656,832 Shares, representing approximately 48% of the existing issued share capital of the Company and of the voting rights which may be exercised at general meetings of the Company.

Save as disclosed above, during the Offer Period and up to and including the date of this joint announcement, the Offeror and parties acting in concert with it have not dealt for value or acquired or agreed to acquire any Shares or rights over Shares.

By order of the board
Well Glory International Limited
Victor LO Chung Wing
Director

By order of the Board
Gold Peak Industries (Holdings) Limited
WONG Man Kit
Company Secretary

Hong Kong, 24 January 2008

As at the date of this announcement, the directors of Well Glory International Limited are Victor LO Chung Wing and Andrew NG Sung On.

As at the date of this announcement, the Board comprises:

Executive Directors:	Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai
Non-Executive Directors:	Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau
Independent Non-Executive Directors:	LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group) not contained in this announcement, the omission of which would make any statement in this announcement (other than those relating to the Group) misleading.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Offeror and its associates) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Offeror and its associates) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Offeror and its associates) not contained in this announcement, the omission of which would make any statement in this announcement (other than those relating to the Offeror and its associates) misleading.

"Please also refer to the published version of this announcement in South China Morning Post."

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject: Notice of a substantial shareholder (Andrew Ng) 's interest of GP Industries Limited

Date: 29 January 2008

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	29-Jan-2008 18:47:51
Announcement No.	00140

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	28-01-2008
2.	Name of Substantial Shareholder *	Andrew Ng Sung On

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	24-01-2008
2.	Name of Registered Holder	Gold Peak Industries (Holdings) Limited
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Mr Ng's deemed interest in approximately 69.32% of the issued shares of GP Industries Limited (the "Company") arises pursuant to his aggregate direct and deemed interests in the shares of Gold Peak Industries (Holdings) Limited ("Gold Peak") of approximately 28.81%, and Gold Peak's direct interest in the issued shares of the Company of approximately 69.32%. Mr Ng's interests in the shares of Gold Peak increased from approximately 12.78% to 28.81% pursuant to a voluntary conditional partial cash offer by Well Glory International Limited, a corporation which is 50% beneficially owned by Mr Ng, which closed on 24 January 2008.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	399,715,443
As a percentage of issued share capital	69.323 %
No. of Shares which are subject of this notice	399,715,443
As a percentage of issued share capital	69.323 %
Amount of consideration (excluding	0

brokerage and stamp duties) per share paid or received	
No. of Shares held after the change	399,715,443
As a percentage of issued share capital	69.323 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	378,412	0
As a percentage of issued share capital	0.066 %	0 %
No. of shares held after the change	378,412	399,715,443
As a percentage of issued share capital	0.066 %	69.323 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject:	Notice of a substantial shareholder (Victor Lo) 's interest of GP Industries Limited
Date:	29 January 2008

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	29-Jan-2008 18:45:08
Announcement No.	00138

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	28-01-2008
2.	Name of Director *	Victor Lo Chung Wing

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]
- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	24-01-2008
2.	Name of Registered Holder	Gold Peak Industries (Holdings) Limited
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Mr Lo's deemed interest in approximately 69.32% of the issued shares of GP Industries Limited (the "Company") arises pursuant to his aggregate direct and deemed interests in the shares of Gold Peak Industries (Holdings) Limited ("Gold Peak") of approximately 29.68%, and Gold Peak's direct interest in the issued shares of the Company of approximately 69.32%. Mr Lo's interests in the shares of Gold Peak increased from approximately 13.65% to 29.68% pursuant to a voluntary conditional partial cash offer by Well Glory International Limited, a corporation which is 50% beneficially owned by Mr Lo, which closed on 24 January 2008.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	399,715,443
As a percentage of issued share capital	69.323 %
No. of Shares which are subject of this notice	399,715,443
As a percentage of issued share capital	69.323 %

Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	399,715,443
As a percentage of issued share capital	69.323 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	399,715,443
As a percentage of issued share capital	0 %	69.323 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Announcement of 2007/2008 Nine-Month Results of GP Industries Limited (For the nine months ended 31 December 2007)

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the nine months ended 31 December 2007. GP Industries' turnover decreased by 32% to S$216 million and its net profits decreased by 7% to S$25.3 million for the nine months ended 31 December 2007.

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the nine months ended 31 December 2007. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES LIMITED
UNAUDITED CONSOLIDATED RESULTS

	For the nine months ended 31 December 2007		For the nine months ended 31 December 2006	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	215,691	1,123,811	318,613	1,567,700
Cost of sales	(152,641)	(795,302)	(251,538)	(1,237,665)
Gross profit	63,050	328,509	67,075	330,035
Other operating income	14,045	73,178	16,691	82,126
Distribution costs	(28,277)	(147,331)	(29,238)	(143,862)
Administrative expenses	(33,042)	(172,158)	(38,940)	(191,600)
Exchange gain (loss)	395	2,058	(1,088)	(5,353)
Other operating expenses	(576)	(3,001)	(942)	(4,635)
Profit from operations	15,595	81,255	13,558	66,711
Finance costs	(9,302)	(48,466)	(11,600)	(57,077)
Share of results of associates	17,807	92,779	23,871	117,454
Exceptional items	9,800	51,061	10,267	50,518
Profit before taxation	33,900	176,629	36,096	177,606
Taxation	(9,025)	(47,023)	(8,173)	(40,214)
Profit after taxation	24,875	129,606	27,923	137,392
Attributable to:				
Equity holders of GP Industries	25,347	132,065	27,377	134,706
Minority interests	(472)	(2,459)	546	2,686
	24,875	129,606	27,923	137,392
	S cents	HK cents	S cents	HK cents
Earnings per share	4.4	22.93	5.48	26.96

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

GP Industries Group's sales for the nine-month ("YTD") period ended 31 December 2007 decreased by 32% to S$216 million when compared with the same period last year. However, gross profit margin improved due to increased sales in electronic products and improved contribution from acoustics products sold in the European market as a result of the strong Euro. Contribution from associates decreased, due mainly to the share of losses of GP Batteries this YTD period against a profit in the corresponding period last year and lower contribution from the cables and wire harness associates. Profit attributable to equity holders of GP Industries decreased from S$27.4 million to S$25.3 million.

Basic earnings per share ("EPS")

Based on a weighted average number of 576,529,685 shares in issue (2006: 499,569,542 shares), basic EPS for the YTD period decreased from 5.48 Singapore cents to 4.40 Singapore cents.

BUSINESS REVIEW

Electronics Division:

For the YTD period, sales of the electronics and components business increased by 12% in Singapore dollar terms and 18% in US dollar terms over the same period last year. Operating profit before interest and taxation ("PBIT") excluding exceptional items of the electronics and components business increased by 37% in Singapore dollar terms and 45% in US dollar terms. Sales from the acoustics business remained steady during the YTD period. Sales of acoustics products to Europe grew by 11% over the same period last year while sales to the US softened. Acoustics product sales to the Asian market continued to grow quickly although from a relatively low level. The profit contribution from the acoustics business also improved significantly due mainly to good market reception for new products introduced and the strong Euro which contributed to improve margin from sales in Europe. The now 20%-owned Meiloon Industrial Co., Ltd. started contributing to GP Industries Group's earnings in the current financial year. As a result, overall PBIT of the acoustics business increased impressively when compared to the same period last year.

The light fittings business reported a 102% revenue growth over the same period last year. The CIH Limited Group's contribution to profit from operations also increased substantially over a small base, due mainly to higher gross profit contribution from the light fittings business and lower expenses following the privatization of CIH Limited.

Contribution from the 47%-owned cable associate Linkz Industries Limited decreased due to the disposal of its electronic cable business unit in the last financial year. The remaining LAN and interconnect products business units continued to report satisfactory sales growth. Contributions from the wire harness business, which mainly comprises the now 20%-owned associates, decreased due to lower effective interest in the business. As a result, overall PBIT excluding exceptional items from the wire harness and cable business decreased by 65% when compared to the same period last year.

GP Batteries (49.2%-owned by GP Industries as at 31 December 2007):

GP Batteries' turnover for the third quarter ("Q3") ended 31 December 2007 increased by 28% to S$258 million. Sales of Nickel Metal Hydride ("NiMH") rechargeable batteries and primary cylindrical batteries increased by 83% and 20% respectively over Q3 last year.

Turnover for the YTD period ended 31 December 2007 increased by 27% to S$779 million. Sales of NiMH rechargeable batteries rose by 65% while sales of primary cylindrical batteries grew 15% over the YTD period last year.

GP Batteries' loss attributable to its equity holders for Q3 and the YTD period were S$2.1 million and S$7.7 million respectively, compared to a profit of S$3.0 million and S$8.0 million for the corresponding periods last year. GP Batteries registered realized and unrealized losses of S$6.5 million during Q3 and S$40.2 million in the YTD period relating to commodity contracts.

PROSPECTS

Raw materials prices have become less volatile for some of GP Industries Group's businesses. The appreciating Renminbi will further increase the operating costs in China. As a substantial portion of GP Industries Group's revenue is denominated in US dollars, a weaker US dollar will affect GP Industries Group's revenue and profit. A softened US economy will also affect the demand for GP Industries Group's products in the US market.

GP Batteries expects sales volume to remain robust but margins will continue to be volatile due to fluctuating raw material prices, appreciation of the Renminbi, the ability to recover higher costs through price increases and introduction of new products. GP Batteries will focus on streamlining its operations to improve utilization of resources.

To enable the buyer to finalise its warranty claims in connection with CIH Limited's disposal of its investment in the electrical wiring devices and installation systems business in Australia in 2003, GP Industries Group has reached an agreement with the buyer to postpone the receipt of the retention money from December 2007 to March 2008. In January 2008, GP Industries Group has received the net proceeds from disposal of its investment in TCL Corporation. GP Industries Group expects the receipt of these proceeds will improve its financial position for future expansions and reduce its finance cost.

GP Industries Group will continue to invest in product development, sales and distribution to further improve GP Industries Group's competitiveness in the market. GP Industries Group will also take action to strengthen our balance sheet and implement vigorous cost control measures to prepare for the challenging business environment ahead.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 1 February 2008

www.goldpeak.com

END